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                             October 24, 2022

       Harrie Schippers
       Chief Financial Officer
       PACCAR Inc
       777 106th Ave. N.E
       Bellevue, WA 98004

                                                        Re: PACCAR Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
October 13, 2022
                                                            File No. 001-14817

       Dear Harrie Schippers:

              We have reviewed your October 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 16, 2022 letter.

       Response dated October 13, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       16

   1. Your response to prior comment four states, in part, that you do not anticipate any material reputational
risks resulting from emissions of your diesel combustion products that are distinct from
such risks affecting the industry in which you operate. However, it is not clear from your
response how you considered providing disclosure regarding
                                                        reputational risks
related to the commercial truck manufacturing industry in general, including those that
could affect the perception of investors or lenders. Please advise or revise your disclosure
accordingly.
 Harrie Schippers
FirstName  LastNameHarrie Schippers
PACCAR Inc
Comapany
October 24,NamePACCAR
            2022         Inc
October
Page 2 24, 2022 Page 2
FirstName LastName
       Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing